Exhibit 2.20
PELANGIO MINES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
Pelangio Mines Inc.
440 Harrop Drive, 2 Floor
Milton, Ontario L9T 3H2
Item 2. Date of Material Change
December 11, 2007
Item 3. News Release
Pelangio Mines Inc. (“Pelangio” or the “Company”) disseminated a press release (the “Press Release”) on December 11, 2007 via Canada Newswire—Toronto, Ontario.
Item 4. Summary of Material Change
Pelangio has been advised by Detour Gold Corporation (“Detour Gold”) that it has released an updated National Instrument 43-101 compliant mineral resource estimate for its Detour Lake project in northern Ontario.
Item 5. Full Description of Material Change
Pelangio has been advised by Detour Gold that it has released an updated National Instrument 43-101 compliant mineral resource estimate (the “Updated Estimate”) for its Detour Lake project in northern Ontario. Pelangio holds a 49.4% equity interest in Detour Gold (20 million shares). Detour Gold issued the Press Release on December 11, 2007, the verbatim text of which is attached hereto. For further information regarding the material change, refer to the attached copy of the Press Release.
The Updated Estimate was prepared for Detour Gold by Thon Consulting and audited by Michael W. Kociumbas, P.Geo.,Vice-President of Watts, Griffis and McOuat Limited (“WGM”), Consulting Geologists and Engineers, based in Toronto, Canada. Both Mr. Kociumbas and WGM are considered as independent Qualified Person(s) with respect to Pelangio in accordance with National Instrument 43-101.
Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information
No information has been omitted in respect of the material change.

Item 8. Executive Officer
Ingrid Hibbard, President and Chief Executive Officer, 905-875-3828.
Item 9. Date of Report
January 25, 2008

Pelangio Mines Inc. 440 Harrop Dr., 2nd Floor Milton, Ontario L9T 3H2 Phone (905) 875-3828 Fax (905) 875-3829	NEWS RELEASE
PELANGIO ADVISED OF MINERAL RESOURCE UPDATE FROM DETOUR GOLD’S
DETOUR LAKE PROJECT IN ONTARIO
(Detour Gold Increases its Mineral Resources by 230%)
TORONTO, Ontario (December 11, 2007) – Pelangio Mines Inc. (PLG:TSX) (“Pelangio” or the “Company”) has been advised by Detour Gold Corporation (DGC:TSX) that it has released an updated National Instrument 43-101 compliant mineral resource estimate for its Detour Lake project in northern Ontario.
Pelangio has a 49.6% equity interest in Detour Gold (20 million shares). Detour Gold issued a press release today, the verbatim text of which follows:
“Detour Gold Increases its Mineral Resources by 230% at Detour Lake
Detour Gold Corporation (TSX: DGC) (“Detour Gold” or the “Company”) is pleased to report an updated National Instrument 43-101 compliant mineral resource estimate for its Detour Lake project in northern Ontario.
Since its December 2006 mineral resource estimate, approximately 50,000 metres of diamond drilling (Phase I) was completed in the first half of 2007 and has resulted in a 243% increase in measured and indicated gold resources from 1.4 million ounces to 4.8 million ounces while inferred resources have increased 50% from 2.0 million ounces to 3.0 million ounces.
Based on a gold price of US$575 per ounce (equivalent to a cut-off grade of 0.64 g/t gold), the open pit resources are as follows:

		Grade Capped	Gold Ounces
Resource	Tonnes	at 20 g/t Au	(capped)
Category	(millions)	(g/t Au)	(000’s)

Measured	19.7	1.93	1,221
Indicated	70.2	1.60	3,610

Total (M&I)	89.9	1.67	4,831

Inferred	63.3	1.49	3,025

Refer to notes under resource table on page 2.
The mineral resource increase is largely due to:
▪	49,322 metres of diamond drilling in the West Pit and Gap Zone areas of the deposit;

▪	Discovery of additional mineralized zones in the hanging wall, north of the known 200 metre wide corridor;

▪	Addition of previously known mineralization that was not mined by Placer Dome into the new pit shell (below the previous 2006 US$450 pit shells); and

▪	Gold price increase from US$450 to US$575 per ounce.
The Detour Lake deposit has been traced over a strike length of 2.5 kilometres along the east-west Sunday Lake Deformation Zone (“SLDZ”). Excellent potential for additional mineralization exists along strike (west of the Calcite Zone and east of the West Pit) over a total distance of 10 kilometres on Detour Gold’s property. The mineralized system is also open to the north, in the hanging wall outside of the 200 metre wide corridor.
“This is a much larger mineralized system than initially anticipated when we acquired the project in August 2006” said Gerald Panneton, President and CEO of Detour Gold. “We are confident that we will continue to expand the resource base and further demonstrate the significant potential of the Detour Lake project as we release results from our ongoing Phase II drilling campaign of 70,000 metres. We are moving forward with our feasibility study work which is scheduled for completion by the end of 2008.”
The mineral resource estimate using different cut-off grades, based on gold prices of US$450, US$575 (base case), and US$700 per ounce is:

		Measured		Indicated		Measured and Indicated			Inferred
		Category		Category		Categories			Category
Gold	Cut-off							Gold			Gold
Price/Oz	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
US$	(g/t Au)	(millions)	(g/t Au)	(millions)	(g/t Au)	(millions)	(g/t Au)	(000’s)	(millions)	(g/t Au)	(000’s)
$450	0.81	13.2	2.19	45.5	1.80	58.7	1.89	3,563	38.9	1.70	2,127
$575	0.64	19.7	1.93	70.2	1.60	89.9	1.67	4,831	63.3	1.49	3,025
$700	0.52	26.7	1.74	96.8	1.44	123.4	1.51	5,978	93.5	1.33	3,997

Notes:

(1)	The mineral resources are classified as measured, indicated and inferred, and comply with the CIM mineral resource definitions referenced in National Instrument 43-101.

(2)	Base case assumes a gold price of US$575/oz gold and $US exchange rate of $1.12.

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(4)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.
Mineral Resource Estimate Method
The mineral resource estimate is based on the concept of a large-scale open pit operating at a rate of approximately 20,000 tonnes per day. All mineral resources are contained within a Lerchs Grossman optimized pit shell using mine cost parameters (see below) to generate a preliminary in-pit mineral resource that Detour Gold believes can be economically extracted. Pit walls are projected at 50 degrees. Current projection of the strip ratio is 6.1:1, based on the cut-off grade of 0.64 g/t gold. The mineral resources within the pit are estimated assuming a minimum five (5) metre mining width. Gold assays are capped at 20 g/t.
Assumed costs to establish the cut-off grade, based on a gold price of US$575 per ounce, are $8.25/t for milling, $1.75/t for ore mining, $1.50/t for waste mining and $2.00/t for general and administration (G&A), with mill recoveries of 91%. All the projected cost and recovery figures should be considered preliminary and subject to a high degree of risk.
Additional information:
▪	The database used for the current mineral resource estimate comprised a total of 533,721 metres of drilling (4,911 holes) obtained from surface and underground historical drilling and from approximately 49,322 metres of drilling (134 holes) completed and assayed by Detour Gold as of the end of October 2007 (Phase I).
▪	Raw assays were capped at 20 g/t Au, prior to 1 metre down-hole compositing.
▪	Inverse Distance, Power of 3 (ID3) was used for the mineral resource estimate with a block size of 5x5x5 metres.
▪	Measured (0 to 7.5 metres search ellipse distance) and Indicated (7.5 to 20 metres distance) categories required a minimum of three (3) holes to establish continuity. The remaining estimates (from 20 to 40 metres maximum distance) were classified as Inferred.

▪	The December 2006 near-surface mineral resource estimate contained 1.4 million ounces of gold in the indicated category (20.0 million tonnes grading 2.14 g/t) and 2.0 million ounces of gold in the inferred category (35.4 million tonnes grading 1.80 g/t), using a US$450 per ounce gold price and a cut-off grade of 0.85 g/t gold. It was contained within two Lerchs Grossman open pit designs (West Pit and Calcite Zone), located in the area of the former Detour Lake mine, which produced 1.8 million ounces of gold from 1983 to 1999.
Timeline
▪	Release of ongoing Phase II drill results over the next six months;

▪	Next mineral resource update in mid-2008; and

▪	Completion of feasibility study by end of 2008.
NI 43-101 Compliant Report
The updated mineral resource estimate was prepared for the Company by Thon Consulting and audited by Michael W. Kociumbas, P.Geo.,Vice-President of Watts, Griffis and McOuat Limited (“WGM”), Consulting Geologists and Engineers, based in Toronto, Canada. Both Mr. Kociumbas and WGM are considered as independent Qualified Person(s) with respect to the Company’s mineral properties in accordance with NI 43-101 regulations. Mr. Kociumbas has reviewed and approved the current resource estimate content of this news release and is preparing a NI 43-101 technical report to be filed within 45 days of today’s release.
Quality Assurance and Quality Control (“QA/QC”) Program
Detour Gold’s exploration program is being managed by Project Manager, Mr. Roger Aubertin, P.Eng., a Qualified Person within the meaning of National Instrument 43-101. Mr. Aubertin has verified and approved the information disclosed in this release. The Company has put in place a rigorous QA/QC program using best industry practices, which was reviewed and approved by Lynda Bloom, P.Geo., President of Analytical Solutions Ltd. For additional information on Quality Assurance and Quality Control, refer to the press release dated April 11, 2007.
Conference Call
The management will host a conference call and live webcast for analysts and investors on Wednesday, December 12, 2007 at 10:00 a.m. E.S.T. (7:00 a.m. P.S.T.) to discuss the mineral resource update. You may access the call by calling the operator at 416-849-9626 or toll free access at 1-866-585-6398 ten (10) minutes prior to the scheduled start time.
The call is being webcast and can be accessed at Detour Gold’s website at www.detourgold.com or www.InvestorCalendar.com.
Those who wish to listen to a recording of the conference call at a later time may do so by calling 416-915-1035 or 1-866-245-6755 (Passcode 933242#). The instant replay archive will be available until 11:00 a.m. Thursday, December 20, 2007.

For further information, please contact:

Gerald Panneton, President and CEO	Laurie Gaborit, Director Investor Relations
Tel: (416) 304.0800	Tel: (416) 304.0581
Detour Gold Corporation, Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2040, Toronto, Ontario M5J 2J1

Forward-Looking Information
Certain statements herein may contain forward-looking information within the meaning of applicable securities laws. Forward-looking information appears in a number of places and can be identified by the use of words such as “intends” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information includes statements regarding the Company’s exploration plans with respect to the Property and the estimation of mineral resources and are subject to such forward-looking risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such risks include gold price volatility, change in equity markets, the uncertainties involved in interpreting geological data, increase in costs and exchange rate fluctuations and other risks involved in the gold exploration and development industry as well as those risk factors discussed under “Risk Factors” in the Company’s final prospectus dated January 22, 2007 available at www.sedar.com. There can be no assurance that forward-looking information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of Detour Gold. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information herein is qualified by this cautionary statement. The Company does not undertake to update such forward-looking information except in accordance with applicable securities laws.
Information Concerning Estimates of Mineral Resources
This news release uses the terms ‘measured’, ‘indicated’ and ‘inferred’ resources. Detour Gold advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.”
About Pelangio
Pelangio is a gold exploration company active in the top-ranked mining jurisdictions in the world, Canada and Ghana. The Company’s main focus is to advance its exploration programs on its premier land position in Ghana totaling 290 square kilometres, located on strike and adjacent to AngloGold Ashanti’s Obuasi gold mine.
Pelangio also has a 49.6% equity interest in Detour Gold, which controls the Detour Lake advanced exploration project. The near-term objective of Detour Gold is to advance the Detour Lake project to development and production.
For additional information, please visit our website at www.pelangio.com or contact:
Ingrid Hibbard, President & CEO or
Warren Bates, Vice President Exploration
Tel: 905-875-3828 / Toll-free: 1-877-746-1632 / Email: info@pelangio.com
Reliance on Detour Gold and Forward-Looking Statements
The information contained in this press release is a verbatim extract of the press release issued by Detour Gold. Although Pelangio believes the information included in the press release to be generally reliable, the data has not been independently verified and Pelangio does not assume any liability for the accuracy or completeness of such information. Furthermore, as noted above in the verbatim extract, the press release may contain forward-looking information within the meaning of applicable securities laws. Such information includes the statements contained in the verbatim extract regarding Detour Gold’s exploration and drilling plans, plans to update the mineral resource and the estimation of mineral resources and are subject to risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. The risks include those that are set out above in the verbatim extract and those contained in Detour Gold’s prospectus as noted above. See also, the risks set out in Pelangio’s annual information form, management information circular and quarterly and annual management’s discussion and analysis. There is no assurance that the forward-looking information contained in the press release will prove to be accurate. Accordingly, readers should not place undue reliance of the forward-looking information.
All of the information contained in the press release is qualified by this cautionary statement.